Exelon Corporation

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

April 4, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Constellation Energy Group, Inc.
Post-Amendment No. 1 relating to
Registration Statement on Form S-3
(File No. 333-157693)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Exelon Corporation (“Exelon”), as successor by merger to Constellation Energy Group, Inc. (“Constellation”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of a Post-Effective Amendment No. 1 filed on March 13, 2012 (the “Filing”) that appears in Constellation’s filings on EDGAR under File No. 333-157693, with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter.

Exelon is withdrawing the Filing because of an error in the EDGAR submission form that will be corrected when re-filed. No securities were sold in connection with the Filing. The withdrawn Filing will be re-filed promptly with the Commission with no changes to the filing itself other than the date thereof and the corrected form.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (312) 394-7398.

Sincerely,

/s/ Bruce G. Wilson
Bruce G. Wilson Exelon Corporation Sr. Vice President and Deputy Gen. Counsel